345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

August 12, 2022

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman
Kevin Kuhar
Dillon Hagius
Joe McCann

Re:	LAAA Merger Corp.
Registration Statement on Form S-4 Filed
June 29, 2022
File No. 333-265885

Dear Mr. Wyman:

On behalf of LAAA Merger Corp. (the “Company”), we are hereby responding to the letter, dated August 2, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-265885 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Registration Statement on Form S-4

Cover Page

1.	Please provide more prominent disclosure on the cover page that you are requiring public shareholders who wish to redeem their ordinary shares to either tender their certificates to Lakeshore’s transfer agent or deliver their shares to the transfer agent electronically two business days before the Extraordinary General Meeting. Please also provide prominent disclosure on the cover page and in the Q&A section that shareholders should allot at least two weeks to obtain physical certificates from the transfer agent. We note disclosure to this effect on page 60.

Response: The Company has revised the disclosure on the cover page and on pages 15 and 16 of the Amended Registration Statement in accordance with the Staff’s comment.

2.	Please revise the disclosure in the third paragraph concerning the Minimum Cash Amount to clarify that ProSomnus can waive the condition and therefore there is no guarantee that the combined company will have some or all of the $40 million immediately following the closing.

Response: The Company has revised the disclosure on the cover page and page 22 of the Amended Registration Statement in accordance with the Staff’s comment.

3.	Please disclose here, or elsewhere as applicable, the Closing Net Indebtedness as of a recent date.

Response: The Company has revised the disclosure on the cover page and on pages 21 and 88 of the Amended Registration Statement in accordance with the Staff’s comment.

Questions and Answers About The Business Combination and the Extraordinary General Meeting

What happens if a substantial number of public shareholders vote in favor of the business combination proposal and exercise their redemption, page 10

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and multiple interim redemption levels.

Response: The Company has revised the disclosure on page 11 of the Amended Registration Statement in accordance with the Staff’s comment.

Will Lakeshore enter into any financing arrangements in connection with the Business

Combination?, page 10

5.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements conducted in connection with the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company has revised the disclosure on page 10 of the Amended Registration Statement in accordance with the Staff’s comment.

6.	We note that you plan to enter into agreements with certain investors pursuant to which such investors will purchase convertible notes of PubCo with an aggregate principal funding equal to thirty million dollars in a private placement or placements to be consummated immediately prior to the consummation of the Business Combination. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response: The Company has revised the disclosure on page 10 and 95 of the Amended Registration Statement in accordance with the Staff’s comment.

Summary of the Proxy Statement/Prospectus The Parties to the Business Combination Lakeshore
Acquisition I Corp., page 19

7.	Please identify the underwriters upon first usage.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement to include a definition of “underwriters” under “Frequently Used Terms.”

Post-Business Combination Ownership and Impact on the Public Float, page 21

8.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company has revised the disclosure on page 23 of the Amended Registration Statement in accordance with the Staff’s comment.

Lock-up Agreement, page 23

9.	Please identify the ProSomnus stockholders who are subject to the lock-up.

Response: The Company has revised the disclosure on page 24 of the Amended Registration Statement in accordance with the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 26

10.	Please confirm here and on page 90 that the conflicts of interest discussion highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. As currently drafted, you disclose only certain interests "among other things." In addition, please revise your disclosure to clarify how the board considered these conflicts in negotiating and recommending the business combination.

Response: The Company has revised the disclosure on pages 28, 29, 96, and 97 of the Amended Registration Statement in accordance with the Staff’s comment.

11.	Please disclose the following risks here and on page 90:

•	that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•	the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post- business combination company;

•	that your Amended and Restated Certificate of Incorporation waived the corporate opportunities doctrine.

Additionally, please disclose whether this waiver of the corporate opportunities doctrine impacted your search for an acquisition target.

Response: The Company has revised the disclosure on pages 29 and 97 of the Amended Registration Statement in accordance with the Staff’s comment.

12.	We note that your sponsor and certain members of your management are involved with other SPACs, specifically Lakeshore Acquisition II Corp. Please disclose the existence of any related interests or conflicting duties in this section and on page 90.

Response: The Company has revised the disclosure on pages 29 and 97 of the Amended Registration Statement in accordance with the Staff’s comment.

We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements . ., page 52

13.	With reference to the bracketed language on page 52, please revise to describe any FDA warning letters, censures, or FDA audits.

Response: The Company has revised the disclosure on page 54 of the Amended Registration Statement in accordance with the Staff’s comment.

Risks Related to the Business Combination, page 61

14.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised the disclosure on page 67 of the Amended Registration Statement in accordance with the Staff’s comment.

Lakeshore shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock. . ., page 62

15.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions, and ensure that this disclosure also addresses the potential dilutive effects of the three tranches of earn-out shares.

Response: The Company has revised the disclosure on pages 64, 65 and 66 of the Amended Registration Statement in accordance with the Staff’s comment.

Risks Related to Ownership of PubCo's Securities, page 63

16.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised the disclosure on page 70 of the Amended Registration Statement in accordance with the Staff’s comment.

17.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has revised the disclosure on page 68 of the Amended Registration Statement in accordance with the Staff’s comment.

PubCo's amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery. . ., page 66

18.	Please revise this risk factor to disclose that there is a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company has revised the disclosure on page 72 of the Amended Registration Statement in accordance with the Staff’s comment.

Proposal No. 1 The Reincorporation Merger Proposal, page 74

19.	With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon. For instance, and without limitation, we note the supermajority voting provisions voting requirements discussed on page 79. For additional guidance, please refer to the interpretations available at: https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.

Response: The Company has revised the disclosure on pages 81 and 84 of the Amended Registration Statement in accordance with the Staff’s comment.

Proposal No. 3 The Acquisition Merger Proposal

Background of the Business Combination, page 92

20.	Please revise the disclosure on page 94 to explain the discussions and negotiations held before and after the August 25 conference call. In this regard, it should be clear where each party stood with respect to valuation of ProSomnus when the parties ceased the transaction discussions for the first time. Discuss briefly some of the other alternatives that ProSomnus pursued following August 25.

Response: The Company has revised the disclosure on pages 100 and 101 of the Amended Registration Statement in accordance with the Staff’s comment.

21.	Please disclose why Lakeshore and Prosomnus "decided to halt all conversations" on November 18, 2021 and why they decided to resume the negotiations on February 25, 2022.

Response: The Company has revised the disclosure on page 101 of the Amended Registration Statement in accordance with the Staff’s comment.

22.	Please revise to describe the discussions and negotiations regarding the Minimum Cash Condition, including the basis for establishing the condition at the $40 million level. In this regard, we note that March 3 letter of intent established the condition at the $30 million level.

Response: The Company has revised the disclosure on page 102 of the Amended Registration Statement in accordance with the Staff’s comment.

23.	Please revise the March 23 entry to explain the circumstances that necessitated the follow- up. For instance, explain the reference to “FDA Audit” and explain the terms “MDR” and “SOP” to provide context to the discussions.

Response: The Company has revised the disclosure on page 102 of the Amended Registration Statement in accordance with the Staff’s comment.

Lakeshore's Board of Director's Reasons for Approving the Business Combination, page 97

24.	Please clarify which "independent director reviewed and considered" potential conflict of interests during the business combination process. We note your disclosure on page 193 that you have three independent directors.

Response: The Company has revised the disclosure on page 104 of the Amended Registration Statement in accordance with the Staff’s comment.

25.	Please identify which "scientific studies indicat[ing] ProSomnus precision intraoral devices as the most effective treatment for mild and moderate OSA" were reviewed by Lakeshore's Board.

Response: The Company has revised the disclosure on page 104 of the Amended Registration Statement in accordance with the Staff’s comment.

26.	We note your disclosure on page 95 that ProSomnus's financial advisor provided Lakeshore with projected annual financials through 2025; however, the projections beginning on page 98 only extend through 2023. Accordingly, please revise to provide the projections for 2024 and 2025. Also provide the 2018 and 2019 historical numbers.

Response: The Company has revised the disclosure on page 100 of the Amended Registration Statement to include 2018 and 2019 historical numbers. The Company respectfully advises the Staff that although Prosomnus’s financial advisor provided Lakeshore with projected financial information through 2025, the Company did not use such projections in determining Prosomnus’s valuation, nor was such information considered by the Lakeshore Board when considering whether to approve the transaction with Prosomnus. Lakeshore does not believe that the projections for 2024 and 2025 were material to a consideration of the transaction with Prosomnus. Therefore Lakeshore believes that such information would be misleading if presented, as shareholders could give such information greater weight than they should because of its inclusion in the prospectus/proxy statement.

27.	Please revise to include any other financial projections provided to Lakeshore or its advisors on or after August 4, 2021. In this regard, we note that the February 25 entry indicates that ProSomnus’s financial advisor presented an “updated” financial model to Lakeshore.

Response: The Company has revised the disclosure on page 100 of the Amended Registration Statement in accordance with the Staff’s comment.

Summary of ProSomnus Financial Analysis, page 98

28.	We have difficulty in fully understanding the basis for your revenue projections, which you expect to grow at a 67% CAGR during 2021 through 2023. Please provide the following information and revise your presentation accordingly.

•	Provide a revenue breakdown by product for each year in the period 2020 through 2023 that distinguishes between legacy products and next generation products such as EVO and RPM
•	Quantify the sales price per unit and unit volumes underlying your revenue projections for 2022 and 2023, consistent with related information for 2021 and 2020 presented on page 156.
•	Describe and quantify key factors underlying changes in sales price per unit and unit volumes for each year over the period 2020 through 2023.
•	Quantify the impact of each revenue growth driver on your revenue projections for 2022 and 2023, as well as the impact of next generation devices, EVO and RPM
•	Explain your consideration of the sensitivity of these revenue projections to ongoing economic disruption in the US and EU markets.
•	Separately quantify the impact of each factor listed on page 100 on your gross margin of 59% for 2022 and 65% for 2023.
•	Provide information that would assist us in determining the sensitivity beyond 2023 of reasonably likely changes in your financial metric, Revenue CAGR, which you state was 67% for period 2021 through 2023.

Response: The Company has revised the disclosure beginning on page 106 of the Amended Registration Statement in accordance with the Staff’s comment.

29.	We have difficulty in fully understanding your $168 million enterprise value for ProSomnus. Please provide the following information and revise your presentation accordingly.

•	Describe and quantify the components of enterprise value and reconcile the associated equity valuation to merger consideration of $113 million to be issued in common stock to the former shareholders of ProSomnus.
•	You state that "Lakeshore's board of directors looked at valuation based on the forecast provided by ProSomnus management for FY2022-2023." Explain the nature of this valuation and how it was prepared, including the level of assistance provided to Lakeshore's Board of Directors by its investment banking firm, Craig -Hallum Capital Group.
•	Explain and quantify how this valuation at $168 million "resulted in a favorable comparison of ProSomnus."
•	Describe and quantify the methods and assumptions underlying this valuation and explain whether earlier versions of this valuation based on different assumptions were considered by Lakeshore's Board of Directors.

Response: The Company has revised the disclosure on page 109 of the Amended Registration Statement in accordance with the Staff’s comment.

30.	Please disclose when ProSomnus's management prepared its internal projections.

Response: The Company has revised the disclosure on page 105 of the Amended Registration Statement in accordance with the Staff’s comment.

U.S. Holders, page 116

31.	Please have counsel provide a tax opinion addressing the material tax consequences that the Reincorporation and Acquisition Mergers will have on U.S. Holders who (i) hold shares in the combined company or (ii) redeem their Lakeshore shares. The tax opinion should address and express a conclusion for each material federal tax consequence. With reference to your disclosure on page 170 concerning Lakeshore’s likely status as a PFIC, please note that counsel’s opinion should consider this PFIC status and also address whether the Reincorporation qualifies or does not qualify as a “reorganization” within the meaning of Section 368 of the Code. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on pages 12, 18, 66, 67, 124, 125, 127, 130, and 131 of the Amended Registration Statement and filed a tax opinion as Exhibit 8.1 in accordance with the Staff’s comment.

Business of Prosomnus, page 123

32.	Please identify which studies has shown that patients "strongly favor ProSomnus intraoral devices over CPAP and other legacy oral appliance therapy devices." Similarly, please identify which "sponsored studies reported mean nightly use of 7.2 and 7.4 hours using ProSomnus devices" and which "independent studies found that patients treated with ProSomnus devices did not demonstrate the types of dental side effects commonly associated with CPAP and legacy oral appliances." Ensure that you provide information about these studies in the business section, including the number of patients they have enrolled and their findings.

Response: The Company has revised the disclosure on pages 133 and 134 of the Amended Registration Statement in accordance with the Staff’s comment.

Clinical Results and Studies, page 133

33.	We note your disclosure that a "significant and growing body of published clinical evidence, including 653 patients evaluated across several independent and sponsored clinical investigations, supports the efficacy, compliance, safety, patient preference and symptom alleviation of ProSomnus therapy for patients with OSA." We also note that the clinical trials listed in this section do not include 653 total patients. Please disclose all clinical trials and their results or explain why you do not believe this information is material.

Response: The Company has revised the disclosure on pages 134 and 142 of the Amended Registration Statement in accordance with the Staff’s comment.

Intellectual Property, page 137

34.	For each material patent or patent family, please revise your disclosure to include the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), the jurisdiction of the patents, and the expiration year.

Response: The Company has revised the disclosure on page 147 of the Amended Registration Statement in accordance with the Staff’s comment.

35.	We note your disclosure on page 137 that you rely on invention assignment agreements to protect your intellectual property rights. Please file these agreements as exhibits to the registration statement or, alternatively, provide an analysis supporting your belief that such filing is not required. See Item 601 of Regulation S-K. Relatedly, please ensure that other material contracts related to ProSomnus’s business, like license, supply, or customer agreements, are filed as exhibits to the registration statement.

Response: The Company respectfully submits that the invention assignment agreements are entered into with employees in the ordinary course of employment and are not material. Accordingly, the Company has revised the disclosure on page 147 of the Amended Registration Statement in accordance with the Staff’s comment.

Going Concern and Management's Plans, page 157

36.	Please revise here to discuss in greater detail Management’s plans. In particular, revise to explain ProSomnus’ current plans for the proceeds to be received in connection with the Business Combination, including the approximate amount intended to be used for each specific purpose. To the extent that the proceeds are not sufficient to carry out the strategies you outline on pages 127-128, then please disclose which areas will require additional funding in the future.

Response: The Company has revised the disclosure on page 167 of the Amended Registration Statement in accordance with the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical

Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 161

37.	Please provide the following information related to your sale of intraoral devices and revise related information in your filing, accordingly.

•	Explain your sales and marketing process for targeting sleep dentists, sleep physicians, primary care providers and integrated healthcare service providers that possess the necessary OSA training under AASM practice guidelines.
•	Explain the nature and degree of product personalization that you are required to perform before and after the typical sale of an intraoral device.
•	Describe key terms for contracts with customers that purchase an intraoral device, including provisions governing product performance, product defects and returns/rebates.
•	Describe performance obligations associated with your sale of intraoral devices, including any requirements to train sleep dentists, sleep physicians and other providers, assist with their personalization of the device and address post-prescription device performance and patient satisfaction.
•	Explain your consideration of the list price in determining transaction price. On page 135, you state that "the list price for each product is based upon an analysis of competitive prices, capacity dynamics, marginal manufacturing costs, incremental value created to the customer and our business strategy." In this regard, explain how you develop selling prices for your intraoral devices, how often these prices are revised and the degree to which your pricing is effectively fixed or varies on a customer-by-customer basis.
•	Expand your discussion of revenue recognition on page 161 to fully address the requirements of ASC 606-10-50-1 through 50-3 and ASC 606-10-50-17.
•	Expand your footnote disclosure addressing revenue recognition on pages F-12 and F-44 to address all of the requirements of ASC 606-10-50, particularly ASC 606-10- 50-12 and ASC 606-10-50-18 through 50-21.

Response: The Company has revised the disclosure beginning on page 172 of the Amended Registration Statement in accordance with the first 5 bullet points in the Staff’s comment.

In connection with the second to last bullet point in the Staff’s comment, the Company acknowledges the Staff’s comment and respectfully submits that the Company reviewed the referenced provisions of the ASC 606 guidance. The Company advises the Staff that the discussion of revenue recognition states that the Company has a particular product and a single performance obligation. The Company discloses the revenue from contract customers as revenue on the consolidated statements of operations, and the Company indicates in Footnote 12 to the condensed consolidated financial statements that the Company has one operating segment. Additionally, in Footnote 1 to the condensed consolidated financial statements, the Company indicates that the United States is the geographic location of the Company’s sales. The balances of accounts receivable are disclosed with the respective consolidated balance sheets of the Company, and the accounting policy for the allowance for doubtful accounts is described in Footnote 1 of the Company’s consolidated financial statements. The Company respectfully submits that the applicable requirements of ASC 606-10-50-1 through 50- 3 and ASC 606-10-50-17 have been addressed based on the facts and circumstances of the Company’s revenue and sales operation.

In connection with the last bullet point in the Staff’s comment, the Company respectfully refers the Staff to the previous comment. The Company reviewed the referenced provisions of the ASC 606 guidance. With regard to the following sections, we have provided additional information for the Staff to consider.

ASC 606-10-50-12	The Company notes in the disclosure that the Company has a sole performance obligation that is met upon shipment of the precision milled intraoral device. The Company describes that payment terms are typically thirty days after the shipment. The Company does not have variable consideration and discloses that a standard selling price is used. The presence of an assurance type warranty is disclosed.
ASC 606-10-50-18	The Company’s single performance obligation is satisfied upon shipment of the precision milled intraoral device which is a at a point in time. Performance obligations that the Company must satisfy over time are not present.
ASC 606-10-50-19	The Company’s single performance obligation is satisfied upon shipment of the precision milled intraoral device which is at a point in time.
ASC 606-10-50-20	The Company has disclosed the determination of the transaction price and the allocation of the transaction price. The Company does not have variable considerations included in the transaction price.
ASC 606-10-50-21	These disclosures are addressed in previous sections.

Current Directors and Executive Officers of Lakeshore, page 191

38.	It appears that Bill Chen and H. David Sherman are current directors and officers of Lakeshore Acquisition II Corp.; however, this business experience is not disclosed. If these parties are still serving in these roles, please revise this section to disclose this business experience. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on page 202 of the Amended Registration Statement in accordance with the Staff’s comment.

Signatures, page II-6

39.	Your current signature block states that Bill Chen is your President, Sole Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. This conflicts with your disclosure on page 191 that Mr. Chen is currently serving as your Chief Executive Officer and Chairman and that you have four additional members of your board, including a different CFO. Please reconcile. If necessary, ensure that your registration statement is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors.

Response: The Company respectfully advises the Staff that the registration statement on Form S-4 for the Business Combination is being filed by LAAA Merger Corp., which will become the public company following the reincorporation of Lakeshore Acquisition I Corp. from the Cayman Islands to the State of Delaware. Bill Chen is LAAA Merger Corp.’s President, Sole Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. Lakeshore Acquisition I Corp. has four additional directors and a different CFO, but such directors and officers are not also serving as directors and officers of LAAA Merger Corp.

General

40.	We note that Craig Hallum and Roth Capital were underwriters for Lakeshore’s initial public offering and served as advisers in connection with the proposed business combination transaction. We also note that Gordon Point Capital and Solomon Partners provided advisory services to ProSomnus. We further note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about them ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, disclose whether any other financial advisor served the parties, or advise.

Response: The Company respectfully advises the Staff that neither the Company nor Prosomnus has received any indication that any of the financial advisors will be terminating their involvement in the proposed Business Combination. There are no financial advisors to the Company or ProSomnus that have not been disclosed in the Amended Registration Statement.

_________________________________________________________

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or Peter Strand, Esq. at (202) 689-2983 of Nelson Mullins with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Bill Chen

LAAA Merger Corp.

Len Liptak

ProSomnus Holdings, Inc.